

INVEST IN **RED LINE SAFETY**

Saving Firefighters' Lives With Wearable Technology- Funded by Homeland Security, 2 patents pending

redlinesafety.com Greenwood, CA B2B Hardware

Highlights

1. Transforming firefighter safety with cutting-edge wearable tech and real-time monitoring.
2. Our tech reduces firefighter risks by tracking health, location, and environmental threats
3. Seamless communication in remote areas with our deployable LoRaWAN mesh networks
4. $150K grant from Homeland Security & UC San Diego in the emerging field of Fire Predictive Modeling
5. Positioned to be the leader in a new, first responder wearable technology. TAM = $7.5B
6. Soon to be deployed throughout all of El Dorado County
7. Team made up of subject matter experts, military leaders and engineers with deep IoT experience
8. Two international patents pending already secured

Featured Investor

Phillip Sharp
Syndicate Lead

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Invested $9,000

"I have worked with over 1000 private companies over the years, and I am impressed with the Red Line Safety team and how they have been able to build the company and their technology with relatively little funding from outside investors.I am excited to be part of the Wefunder capital raise, as this will be enough for them to get their products finished and to market as soon as possible. That will lead to saving lives and property, which is a huge concern in California every fire season.They already have established relationships with dozens of fire stations and government agencies and are well positioned to launch their technology once it is finished. I look forward to seeing the products in the field and for the potential increase in the value of the company."

Our Team



Scott Holman Founder & CEO

Marine Veteran, 33 years in the Fire/EMS industry, Currently a Fire Captain/Paramedic at Metro Fire in Sacramento, CA, served in Incident Command positions, B.S. Degree in Fire Administration from Columbia Southern University, 4 provisional patents,

I have been in the fire and EMS business for over three decades. I have had several friends and co-workers die in the line of duty. We have studied many Line of Duty Death (LODD) investigations and where we could, we have engineered features into our technology that we feel could have made a difference. Using this method, we will continue to investigate, learn and apply needed changes to future versions of our technology. We are committed to eliminating preventable LODD's.



David McGillicuddy Co-Founder and Chief Fabricator

General Contractor 46 Years, Mechanical and Electronic prototyping, Fabrication, Proof of Concept, B.S. Degree in Electrical Engineering, 3 provisional patents



Matt Baltz CFO

Retired financial advisor and current small business consultant and entrepreneur, he brings expertise to numerous areas of our company in finance, management, legal, human resources and planning.



Sashi Ono Chief Technology Officer

Senior Principal Embedded Systems Engineer who specializes on small low power IoT systems, has extensive experience taking many dozens of successful projects from concept to production. He's also an Eagle Scout!



David Lujan Senior Mechanical Engineer

Mechanical Engineer specializing in designing & developing consumer products including industrial design, research and development, CAD, engineering, prototyping, prototyping, packaging and manufacturing, CNC Milling, Injection and 3D printing



Tyler Hall Senior Software Engineer

Internet of Things (IoT) architect and engineer developing connections between hardware and software. Involved in startups, research groups and in virtual reality, hardware Integration, distributed computing and scale-able cloud services



Stephen J. Rossiter, M.D., FACS, FACC, FCCP Medical Advisory Board Member

Thoracic surgeon and affiliated with multiple hospitals including Mercy San Juan Medical Center and Mercy General Hospital. He received his medical degree from University of Michigan Medical School and has been in practice for more than 20 years

"Saving Firefighters' Lives with Wearable Technology"



Firefighters put it all on the line every day they go to work. Help us keep them safe!


FIREFIGHTERS OPERATE IN HIGH-RISK, HOSTILE ENVIRONMENTS WHERE SPLIT-SECOND DECISIONS CAN MEAN THE DIFFERENCE BETWEEN LIFE AND DEATH
The Problem: Lack of critical, real-time data:
• No Precise Location Tracking of Firefighters
• Unknown Firefighter Health Status
• No Environmental or Toxic Gas Monitoring
• A Need for Data-Driven Decision Making
• Lack of Critical Situational Awareness
• Need for NIOSH 5 protections

Few jobs are more dangerous than that of a firefighter. Physical demands, mental stress, sleep deprivation all contribute to a firefighters health & wellness. We have a technology that helps them make it through their entire career safer and healthier. Please continue below ....


REDLINE
SAFETY
IMSAFE TECHNOLOGY

As a solution, Red Line Safety has built a suite of products to deliver critical incident data in real-time.


Our Solution: Advanced,Wearable Technology
Incident Management Situational Awareness Firefighting Equipment (IMSAFE)
• Realtime Resource Location Tracking
• Realtime Biometric Monitoring
• Realtime Environmental & Toxic Gas Monitoring
• Increased Community Protection From Wildfire
• Improved Communication & Collaboration
• Post-Incident Analysis & Training
• Customizable & Scalable Solutions
• Improved Insurability of Homeowners

Our innovative system helps keep firefighter safe and provides critical, incident data in real-time for emergency managers.


The IMSAFE Hardware
The Tracker
The Mini
The GARMIN Band
RED LINE
RED LINE
1010

Our IoT wearables are packed with sensors that monitor a firefighters location, environmental conditions, toxic gas exposure and vital signs in real-time!

Our Deployable Communication Network

The Gateway



The Communication Station



In remote locations, we've developed a mobile communication infrastructure using LoRaWAN technology to collect and transmit this life saving data to the cloud utilizing Starlink

The Dashboard


Map
Map
Device Table
Devices
Firmware
Device Group
Tools
Logout
OREGON
Boise
IDAHO
WYOMING
DAKOTA
NEVADA
UTAH
Salt Lake City
Denver
United States
COLORADO
KANSAS
San Jose
Las Vegas
Albuquerque
ARIZONA
NEW MEXICO
Phoenix
Tucson
Ciudad Juarez
TEXAS
BAJA CALIFORNIA
SONORA

Once the incident data is uploaded to the cloud, it becomes accessible in real-time on our dashboard, enabling incident managers to make informed, data-driven decisions for more strategic and efficient resource deployment

Command Vehicle Display

Our command vehicle monitor display offers a comprehensive view of the incident, empowering efficient operations and informed decision-making



We've been hard at work, experimenting with different command vehicle mock ups to demonstrate how our technology can be display and utilized in the field.



Attack Aircraft
Firefighters
Other Crews
Additional Resources
Cellular
LoRaWAN
The Cloud
Comms Trailer
Gateway
Dashboard
Attack Aircraft
Additional Crews
Incident Managers
Cell Phone/Tablet
Server Storage
IMSAFE ECOSYSTEM

Here's how it works: Every resource on the fire is actively collecting critical data, which is then transmitted to the cloud through either cellular networks or our cutting-edge communication system. Once in the cloud, this data becomes instantly accessible and interactive on our dashboard, giving authorized users a dynamic, real-time view of the entire operation.


Red Line Safety
Traction
BETA TESTED & SAVED A FIREFIGHTERS LIFE
Cal OES & UCSD
PREDICTIVE MODELING PROGRAM
$150K GRANT FROM DHS
EDC SEED FUNDING
PHASE 1 DEPLOYMENT 2024
TWO LOIs FROM LOS RIOS COMMUNITY
COLLEGE - Fire/Police Academy's
2 Patents Pending
U.S. DEPARTMENT OF HOMELAND SECURITY
Cal OES
GOVERNOR'S OFFICE
OF EMERGENCY SERVICES
FEDERAL EMERGENCY MANAGEMENT AGENCY
U.S. Fire
Administration
EL DORADO COUNTY
CALIFORNIA
UC San Diego
LOS RIOS
COMMUNITY
COLLEGE DISTRICT

Along the way, we've gained incredible momentum with enthusiastic early adopters who understand the critical importance of equipping firefighters with this groundbreaking technology right from the academy.

Size of the Market

Total Addressable Market (TAM):
$7.5 Billion Global

Serviceable Addressable Market (SAM):
$165 Million in Western States

Serviceable Obtainable Market (SOM):
$33 Million in California

2 International Patents Pending


TAM
$7.5 Billion
SAM
$165 Million
SOM
$33 Million

Our patent applications strategically position us to make a significant impact in this rapidly expanding global market, where the total addressable market is vast and brimming with opportunities for growth and innovation.

Go To Market

DHS & FEMA	PILOT PROGRAMS	TRADE SHOWS	FIRE ACADEMIES
U.S. Fire Administration to consider a funding opportunity for all fire departments	Wear Testing at: Bremerton FD El Cerrito FD Corona FD Garden Valley FD Soon at EDCFD More coming...	Attending trade shows and conferences in 2024	Soon to be included in the most formative time of a firefighters career

Our go-to-market plan is charged with excitement: we're leveraging existing relationships, integrating with wear testing departments, making a powerful presence at key conferences, and embedding our technology into the most pivotal stage of a firefighter's journey—their academy training!

Red Line Safety

Business Model

	Feature	Feature	Feature	Feature
HW Sales	Tracker ($300-700)	Garmin Band ($150 - 700)	Gateway ($2000)	Comms Trailer ($15,000)
SaaS	Annual Subscription ($200)	Band ($100 yr)	Gateway ($50-100 Yr)	Starlink ($200 Mo)
Data Analytics & Insights	Customized Reports ($25-150)	Research	Training	Workers Comp

Our business model is built on three powerful pillars: cutting-edge hardware sales, a robust SaaS platform, and the groundbreaking potential to generate a new era of invaluable data reports.

Our team combines decades of frontline firefighting experience, cutting-edge technology innovation, and go to market strategies. With a deep understanding of the challenges faced by first responders and proven expertise in wearable tech development, sensor integration, and communication networks, we are uniquely equipped to revolutionize firefighter safety and operational efficiency


Red Line Safety
PROTECTING THOSE WHO PROTECT US

Firefighters risk their lives every day to keep us safe. They deserve the best protection we can offer. Join us in safeguarding those who protect us—invest today and help ensure every firefighter has the cutting-edge tools they need to stay safe.